UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 25
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NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-35542
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Customers Bancorp, Inc./The NASDAQ Stock Market LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
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1015 Penn Avenue, Suite 103, Wyomissing PA 19610; (610) 933-2000
(Address, including zip code, and telephone number, including area code of Issuer’s principal executive offices)
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Voting Common Stock, $1.00 par value per share

6.375% Senior Notes Due 2018

(Description of class of securities)
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☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

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Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Customers Bancorp, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 29, 2014	By: /s/ Robert E. Wahlman	Executive Vice President and Chief Financial Officer
Date	Name	Title